Room 4561

June 13, 2007

Marco Emrich
President and Chief Executive Officer
Sedona Corporation
1003 West Ninth Avenue
King of Prussia, PA 19406

Re: **Sedona Corp.**
Form 8-K filed on April 19, 2007
Form 8-K/A filed on May 21, 2007
File No. 0-15864

Dear Mr. Emrich:

We have reviewed the above referenced filings and have the following comment. Where indicated, we think you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or revisions unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that your amended report did not include the required letter from the former accountant. Since the report was filed on May 21, 2007, the letter from the former accountant was due to be filed by amendment to your Form 8-K by June 5, 2007. Amend the report to include the required letter from the former accountant filed as Exhibit 16.

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen at (202) 551-3443 or me at (202) 551-3730 with any questions.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief